Mail Stop 4561

June 8, 2007

Heath B. Clarke
Chairman, Chief Executive Officer and Director
Local.com Corporation
One Technology Drive, Building G
Irvine, CA, 92618

Re: **Local.com Corporation**
       Registration Statement on Form S-3
       Filed April 4, 2007
       File No. 333-141890

Dear Mr. Clarke:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1.   We note your response to our comment letter dated May 3, 2007. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

    Please file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Please register the transaction on a form you are eligible to use to register a primary offering, identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

2.   Please revise the registration statement to disclose the information provided in your response letter regarding the payments made to the selling stockholders and the net proceeds you received in these transactions.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact the undersigned at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief